SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV ANNOUNCES THE COMMENCEMENT OF THE VOLUNTARY OFFER TO PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

São Paulo, December 28, 2007 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced that the voluntary offer to purchase up to 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries, shall commence on December 28, 2007 and is scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time), on Wednesday, January 30, 2008, unless extended (such date and time, as they may be extended, the “Expiration Date”) or earlier terminated in accordance with applicable law. Settlement of the offer is expected to occur promptly following the Expiration Date (and in no case later than five (5) days after the Expiration Date).

The offer will be made by AmBev and the purchase price will be U.S.$4.0625 per Class A share, U.S.$40.625 per Class B share (U.S.$81.25 per ADS), in cash (less any amounts withheld under applicable tax laws), without interest; provided, however, that in the event at least 5,968,722 Class B shares (including Class B shares held as ADSs) are tendered (and not validly withdrawn) by January 30, 2008, the purchase price will be increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share (U.S.$82.50 per ADS).

The offer will be subject to certain customary conditions that are described in the offer to purchase, but there will be no minimum tender condition.

Following consummation of the offer, AmBev has plans for Quinsa to apply to delist all ADSs from the New York Stock Exchange (including the remaining non-tendered ADSs) and all Class A shares and Class B shares from the Luxembourg Stock Exchange (including the remaining non-tendered Class A shares and Class B shares), to terminate Quinsa’s ADS facility and, as and when permitted by applicable law and regulation, the registration of the Class B shares under the Securities Exchange Act of 1934.

All terms and conditions of the offer are described in the offer to purchase, which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on December 28, 2007. Shareholders of Quinsa can obtain the offer to purchase and other documents that were filed with the SEC (the "Offer Documentation") for free at http://www.sec.gov and http://www.ambev-ir.com.

AmBev has selected Credit Suisse Securities (USA) LLC to act as Dealer Manager for the offer. Innisfree M&A Incorporated will act as Information Agent and The Bank of New York will act as the Share Tender Agent (Luxembourg) and ADS Tender Agent (U.S.) in connection with the offer.

A TENDER OFFER FOR THE OUTSTANDING CLASS A SHARES AND CLASS B SHARES OF QUINSA (INCLUDING CLASS B SHARES HELD AS ADSS) HAS NOT YET COMMENCED AND THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY. ANY TENDER OFFER WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT AMBEV WILL DISTRIBUTE TO HOLDERS OF QUINSA SECURITIES. SHAREHOLDERS OF QUINSA ARE ADVISED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC AND THE CSSF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ONCE A FILING IS MADE WITH THE SEC, SHAREHOLDERS OF QUINSA CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS OF QUINSA MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC FOR FREE AT AMBEV’S WEB SITE AT HTTP://WWW.AMBEV-IR.COM AND AT THE OFFICES OF THE BANK OF NEW YORK, LUXEMBOURG.

The Offer Documentation will be mailed to Quinsa shareholders by Innisfree M&A Incorporated on December 28, 2007. Requests for the Offer Documentation may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing to 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A. Questions regarding the offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).

Disclaimers

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. AmBev does not assume responsibility for any violation of such restrictions by any person.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

For additional information, please contact the Investor Relations Department:

Michael Findlay +55 11 2122-1415	Isabella Amui +55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Date: December 28, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations